January 11, 2007

Securities and Exchange Commission
Washington D.C. 20549-7010

Attn:	Rufus Decker
Accounting Branch Chief
Mail Stop 7010

Gus Rodriguez
Staff Accountant

Re:	(1) Fuel-Tech N.V. File No. 1-33059
(2) Commission Correspondence dated December 19, 2006
(3) Form 10-K for the fiscal year ended December 31, 2005
(4) Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006

Ladies and Gentlemen:

This letter is in response to the Staff comments in Ref. (2) above. This letter has been filed by Fuel Tech, Inc. as an EDGAR correspondence file.

The paragraph numbers in this response below correspond directly to the comment numbers in the Commission Correspondence dated December 19, 2006.

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FORM 10K FOR YEAR ENDED DECEMBER 31, 2005

1. Consolidated Statements of Income, page 19

SEC Staff Comment

As noted on page 23, amortization of intangible assets are included in operating income. However, you excluded impairment losses of your intangible assets of $30,000 in 2005 and $113,000 in 2004 from operating income. Please tell us how you determined that it was appropriate to exclude the impairment losses from your operating income given the guidance of paragraph 42 of SFAS 142, paragraph 25 of SFAS 144 and Question 2 of SAB Topic 5:P.3.

Fuel Tech Response

As the Staff noted, the impact of patent impairment losses for Fuel Tech was $30,000 and $113,000 for the years ended December 31, 2005 and 2004, respectively, and such amounts were recorded in the “other income, net,” line item in the consolidated statements of income.

Fuel Tech does not have discontinued operations as a line item in its consolidated statements of income nor does it have extraordinary items. Fuel Tech considered the “income before taxes” line item on its consolidated statement of income to represent “income from continuing operations.” Fuel Tech chose to include the impairment losses in “other income, net,” as a means to differentiate the ongoing operational charges relative to the patent asset (e.g. amortization and maintenance fees) from the impairment losses, while still incorporating both in “income from continuing operations.”

The guidance provided by paragraph 42 of SFAS 142 and paragraph 25 of SFAS 144 indicates that impairment losses related to intangible assets should be included in income from continuing operations before income taxes on the consolidated statement of income. Our historical accounting followed this guidance. We would also like to submit that the disclosures for the impairment charges have been transparent and complete as required by paragraph 26 of SFAS 144 so as to provide the reader with a full understanding of the nature of the charges and the line items within which the charges have been recorded.

Paragraph 25 of SFAS 144 specifically goes further to state that “if a subtotal such as “income from operations” is presented in the statement of income, it shall include the amount of an impairment loss.” In addition, Question 2 of SAB Topic 5.P clarifies where restructuring (and impairment) charges should be classified and states that these charges should follow the historical accounting of the registrant. Since the historical amortization of the patent assets has been within operating income, then it would follow that the impairment charges related to these assets should also be charged to operating income.

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As Fuel Tech does list “operating income” as a line item in its consolidated statement of income, Fuel Tech acknowledges that the impairment losses related to patent intangible assets of $30,000 in 2005 and $113,000 in 2004 should have been included as part of “operating income” on the consolidated statements of income. Based on the guidance of Paragraph 25 of SFAS 144 and Question 2 of SAB Topic 5.P, and on the fact that the impairment losses are not material to the trend in the realized operating income for the periods discussed, Fuel Tech would propose to reclassify these amounts on a prospective basis commencing with the 2006 report on Form 10K.

2. Note 5. Stock Options and Warrants, page 28

SEC Staff Comment

You assumed that your common stock volatility declined from 62.3% in 2004 to 48% in 2005. However, under risk factors in your September 30, 2006 10-Q report, you disclosed that your common stock has been volatile. You also disclosed that your common stock ranged from a low of $5.33 to a high of $21.45 since May 2, 2005. Based on your disclosures it appears that the assumed volatility in 2005 is low. Please reassess your volatility assumption for each period presented and provide us with documentation to support your current assumptions or for any revisions to your volatility assumption. Please refer to Appendix A of SFAS 123(R).

Fuel Tech Response

Fuel Tech, prior to the adoption of the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment” (Statement 123(R)) followed the disclosure only provisions using the fair-value method of accounting for stock awards provided for under SFAS 123. Following the guidance in paragraphs 284 - 285 and Appendix F of SFAS 123, Fuel Tech calculated the expected volatility of the underlying stock using the historical daily closing stock price data for the annual period preceding the grant date. Fuel Tech, a small cap stock with limited trading volume, used an annual period for calculating volatility as opposed to a longer period of time as it was believed that this annual period was indicative of the volatility trend to be experienced subsequent to the date of grant of an option. In reaching this decision to use the most recent annual historical period preceding the grant, Fuel Tech considered the historical volatility of the stock over the expected life of the option, which was assumed to be 4 years.  The following table presents the annual volatility for the periods ended December 31, 2005, 2004, 2003 and 2002, respectively, and also the two, three and four year volatility calculations for the period ended December 31, 2005. Fuel Tech used an independent third party software package to make these calculations and the supporting documentation for all 2005 calculations can be made available for your review.

	2005	2004	2003	2002
1 year volatility for the year ended	48%	62%	59%	74%
2 year volatility calculation for the year ended	55%
3 year volatility calculation for the year ended	54%
4 year volatility calculation for the year ended	56%

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In Fuel Tech’s 10Q for the quarter ended September 30, 2006, under “PART II, Item 1A Risk Factors,” it is noted that Fuel Tech’s stock has been volatile, with the stock price ranging between $5.33 to $21.45 since May 2, of 2005.  The high and low stock prices for the year ended December 31, 2005 were $10.13 and $4.60, respectively. The high and low stock prices for the year ended December 31, 2006 were $27.44 and $8.11, respectively. The increase in the volatility of the Fuel Tech shares has occurred during the 2006 calendar year.

Fuel Tech will continue to assess the reasonableness of its volatility assumptions for each stock grant award to ensure the assumptions are consistent with the expected future volatility of the awards. We believe the volatility assumptions used in 2005 were appropriate at the time.

FORMS 10-Q FOR QUARTERS ENDED MARCH 31, JUNE 30 AND SEPTEMBER 30, 2006

3. General:
SEC Staff Comment

Please address the comments above in your interim filings as well.

Fuel Tech Response

There have been no impairment losses recorded in Fuel Tech’s consolidated statements of income through the nine-month period ended September 30, 2006. Further, the volatility calculations continue to be performed in accordance with Statement 123(R) as noted above.

Sincerely,

Vincent J. Arnone
Chief Financial Officer, Senior Vice President and Treasurer

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